Exhibit 97.1

POLICY FOR THE
RECOVERY OF ERRONEOUSLY AWARDED

COMPENSATION

PICS n.v.

Clawback Policy PicS N.V.

POLICY FOR THE
RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

PICS N.V.

1	Overview

1.1	In accordance with the applicable rules of NASDAQ (the NASDAQ Rules), Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the Exchange Act) (Rule 10D-1), the Board of Directors (the Board) of PicS N.V. (the Company) has adopted this Policy (the Policy) to provide for the recovery of erroneously awarded Incentive-based Compensation from Executive Officers.

1.2	This Policy is complementary to the rules and regulations (from time to time) applicable to the Board and its Directors as set out in applicable legislation, the Articles of Association and the Company’s incentive plan and remuneration policy.

1.3	This Policy was adopted by the Board on 27 January 2026, effective 29 January 2026, and remains in full force and effect until amended or terminated (in whole or in part).

1.4	Capitalized terms used herein have the meaning set forth in the list of definitions attached as Schedule.

1.5	Any reference to a gender includes all genders.

1.6	The attached Schedule forms an integral part of this Policy.

2	Recovery of Erroneously Awarded Compensation

2.1	In the event of an Accounting Restatement, the Company will reasonably promptly recover the Erroneously Awarded Compensation Received in accordance with NASDAQ Rules and Rule 10D-1 as follows:

(a)	After an Accounting Restatement, a majority of the non-executive directors (the Non-Executive Directors Group) shall determine the amount of any Erroneously Awarded Compensation Received by each Executive Officer and shall promptly notify each Executive Officer with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable.

(b)	For Incentive-based Compensation based on (or derived from) the Company’s stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:

i.	The amount to be repaid or returned shall be determined by the Non-Executive Directors Group based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return upon which the Incentive-based Compensation was Received; and

ii.	The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to the NASDAQ.

(c)	The Non-Executive Directors Group shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances. Notwithstanding the foregoing, except as set forth in Section 2.2 below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder.

(d)	To the extent that the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

(e)	To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

2.2	Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section 2.1 above if the majority of the independent directors (under the NASDAQ Rules on director independence, namely Rule 5605(a)(2)) (the Independent Directors Group) determines that recovery would be impracticable and any of the following conditions are met:

(a)	The Independent Directors Group has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, documented such attempt(s) and provided such documentation to the NASDAQ; or

(b)	Recovery would violate the law of the Netherlands where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of the law of the Netherlands, the Company has obtained an opinion of Dutch counsel.

3	Disclosure Requirements

The Company shall file all disclosures with respect to this Policy required by applicable U.S. Securities and Exchange Commission (SEC) filings and rules, including, without limitation, Item 6.F of Form 20-F.

4	Prohibition of Indemnification

The Company shall not be permitted to insure or indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).

5	Administration and Policy

5.1	This Policy shall be administered by the Non-Executive Directors Group, and any determinations made by the Non-Executive Directors Group shall be final and binding on all affected individuals.

5.2	The Non-Executive Directors Group is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy and for the Company’s compliance with NASDAQ Rules, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or NASDAQ promulgated or issued in connection therewith.

6	Amendment; Termination

The Non-Executive Directors Group may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. Notwithstanding anything in this Section 6 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or NASDAQ rule.

7	Other Recovery Rights

This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the SEC or NASDAQ, their beneficiaries, heirs, executors, administrators or other legal representatives. The Non-Executive Directors Group intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.

8	Website

This Policy shall be attached as an exhibit to the Company’s annual report on Form 20-F filed with the SEC.

The following Schedule is attached to and from part of this Policy:

Accounting Restatement	means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).

Clawback Eligible Incentive Compensation	means all Incentive-based Compensation Received by an Executive Officer (i) on or after October 2, 2023, (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at any time during the applicable performance period relating to any Incentive-based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on the NASDAQ or other national securities exchange or a national securities association, and (v) during the applicable Clawback Period (as defined below).

Clawback Period	means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date (as defined below), and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.

Erroneously Awarded Compensation	means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.

Executive Officer	means each individual who is currently or was previously identified pursuant to Item 6.A of Form 20-F, as well as, to the extent not included in the foregoing group, the principal financial officer and principal accounting officer (or, if there is no principal accounting officer, the controller).

Financial Reporting Measures	means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

Incentive-based Compensation	means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

NASDAQ	means the Nasdaq Association of Securities Dealers Automated Quotations (Nasdaq) Global Select Market.

Received	means, with respect to any Incentive-based Compensation, actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation to the Executive Officer occurs after the end of that period.

Restatement Date	means the earlier to occur of (i) the date the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

Exhibit A

ATTESTATION AND ACKNOWLEDGEMENT OF POLICY FOR THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

By my signature below, I acknowledge and agree that:

●	I have received and read the attached Policy for the Recovery of Erroneously Awarded Compensation of PicS N.V. (this Policy).

●	I hereby agree to abide by all of the terms of this Policy both during and after my employment with the Company, including, without limitation, by promptly repaying or returning any Erroneously Awarded Compensation to the Company as determined in accordance with this Policy.

●	I hereby waive any right to the indemnification, insurance or advancement of expenses by the Company with respect to any Erroneously Awarded Compensation in accordance with Section 4 of this Policy.

Signature:
Printed Name: